MIGENIX Inc.

400 - 1727 West Broadway

Vancouver, BC  V6J 4W6

Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Reports Second Quarter Fiscal 2010 Financial Results

Vancouver, BC, CANADA – December 15, 2009 – MIGENIX Inc. (the "Company" or "MIGENIX") (TSX: MGI; OTC: MGIFF), reports financial results for the three and six months ended October 31, 2009 and provides a corporate update:

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Omiganan 1% gel (OmigardTM; topical cationic peptide; prevention of catheter-related infections): We continue to investigate a range of opportunities for the OmigardTM program, including interactions with our advisors and a regulatory agency regarding potential approval strategies for OmigardTM. Our objective in these interactions is to find a viable path forward for OmigardTM and resume activities to advance OmigardTM to commercialization.

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MX-2401 (IV lipopeptide; treatment of gram-positive bacterial infections): MX-2401, an injectable lipopeptide antibiotic, is targeted for the treatment of serious gram-positive bacterial infections, including highly publicized treatment resistant hospital bacteria such as MRSA. During the first quarter of Fiscal 2010 we entered into contract and collaboration agreements with three researchers to further support the MX-2401 program and the work under these agreements continued during the second quarter. Additionally, we continue to pursue strategic options for advancing the development of MX-2401. As part of our initiatives to advance MX-2401 we presented research results from the MX-2401 program at the 49th Annual Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) meeting held in San Francisco in September 2009 (www.icaac.org). We are in the final stages of the termination of the agreement under the former Technology Partnerships Canada (“TPC”) program which was funding 26% of eligible MX-2401 development costs; see “FINANCIAL RESULTS” below for additional information on the pending termination of this agreement.

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Celgosivir (treatment of viral infections): There are currently no development activities in the celgosivir program and we are seeking strategic options for the program. We have made the decision to terminate our license for certain intellectual property in the celgosivir program and as part of this termination we intend to redeem all of the outstanding Series D preferred shares for total consideration of US$1.

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Facility: We entered into a month to month sub rent agreement for smaller office premises which we will be relocating to during the second half of December 2009. As part of the downsizing our operations we have sold the majority of our laboratory equipment and are in the process of selling our remaining lab equipment and furniture that is not needed for ongoing operations. Net proceeds of property and equipment sales for the period November 1, 2009 to December 14, 2009 are approximately $138,000 (this is in addition to the approximate $75,000 in proceeds during the six months ended October 31, 2009).

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MIGENIX is utilizing the services of several consultants including former employees to carry out its objectives which include: (i) investigating opportunities for the OmigardTM program; (ii) obtaining additional funds through licensing and non-dilutive financing arrangements; and (iii) continuing to reduce expenses.

FINANCIAL RESULTS

For the three months ended October 31, 2009 (“Q2/10”) MIGENIX incurred a loss of $0.7 million (Q2/09: loss $3.3 million) or less than $0.01 (Q2/09: loss $0.03) per common share, and for the six months ended October 31, 2009 (“YTD Fiscal 2010”), the loss is $1.4 million ($0.01 per common share) compared to a loss of $6.0 million ($0.06 per common share) for the six months ended October 31, 2008 (“YTD Fiscal 2009”). The $4.6 million decrease in the YTD Fiscal 2010 loss compared to the YTD Fiscal 2009 loss consists of: an approximate $1.8 million decrease in research and development expenses; an approximate $1.8 million decrease in general and corporate expenses; and an approximate $1.0 million decrease in accretion expense for the convertible royalty participation units.

Expenses in Q2/10 and YTD Fiscal 2010 have decreased significantly compared to Q2/09 and YTD Fiscal 2009 due to the Company’s initiatives to reduce expenses including personnel reductions and focusing on the out-licensing of the Company’s un-partnered programs with minimal research and development activities being conducted that are not funded by partners.

Research and development costs in Q2/10 were approximately $0.4 million (Q2/09: $1.5 million) and for YTD Fiscal 2010 were approximately $0.7 million (YTD Fiscal 2009: $2.5 million).The approximate $1.8 million decrease in the research and development costs in YTD Fiscal 2010 compared with YTD Fiscal 2009 is principally due to reductions in salaried personnel, less research activity and lower patent costs. Personnel costs (excluding former employees who are now consultants and charged to programs) were less than $0.1 million in YTD Fiscal 2010 (YTD Fiscal 2009: $1.4 million). As at October 31, 2009 the Company recorded government assistance repayable of approximately $0.2 million pursuant to the pending termination of the TPC agreement (see “MX-2401” above). This expense reflects the Company’s estimate of the fair value of $0.3 million in payments during the period commencing December 2009 and ending in March 2018.

General and corporate expenses in Q2/10 were approximately $0.2 million (Q2/09: $1.3 million) and for YTD Fiscal 2010 were approximately $0.4 million (YTD Fiscal 2009: $2.2 million). The approximate $1.8 million decrease in general and corporate expenses for YTD Fiscal 2010 compared to YTD Fiscal 2009 is principally due to: reduced personnel costs; reduced legal costs; reduced rent expense including closing of the San Diego office; and reduction in external investor relations services. Personnel costs for YTD Fiscal 2010 were approximately $0.4 million (YTD Fiscal 2009: $1.4 million).

The loss on disposal and write-down of property and equipment in YTD Fiscal 2010 was approximately $0.1 million (YTD Fiscal 2009: <$0.1 million). The loss on disposal/write-down of property and equipment for YTD Fiscal 2010 includes an estimated $0.1 million impairment loss recorded in Q1/10 in respect of lab equipment that the Company is selling.

Accretion expense related to the convertible royalty participation units for Q2/10 and YTD Fiscal 2010 was less than $0.1 million (Q2/09: $0.4 million; YTD Fiscal 2010: $1.0 million). The approximate $1.0 million decrease in YTD Fiscal 2010 accretion expense compared to YTD Fiscal 2009 is principally due to the Q4/09 adjustment of the carrying amount of the debt component of the convertible royalty participation units resulting from the Company’s lower estimate of the probable royalties payable to the unit holders over the royalty payment term (estimate was reduced from the maximum royalties payable of approximately $29.5 million to approximately $7.3 million). The Company will periodically review and if appropriate update its estimate of the probable royalties payable to the unit holders based on future developments in the OmigardTM program and the license agreement with Cutanea Life Sciences.

As of October 31, 2009, the Company had cash, cash equivalents and short-term investments of approximately $1.0 million (April 30, 2009: $2.1 million) and the Company’s net working capital was approximately $0.7 million (April 30, 2009: $1.5 million). The approximate $0.8 million decrease in net working capital from April 30, 2009 is primarily attributable to the $0.9 million in cash used in YTD Fiscal 2010 operating activities.

MIGENIX believes that its funds on hand at October 31, 2009, combined with sales of property and equipment and ongoing cost reduction measures, are sufficient to provide for operations into approximately the second quarter of calendar 2010 before funds received, if any, from existing or new license agreements, new financings, or the exercise of warrants and options.

The Company’s ability to advance its programs is constrained due to the Company’s current financial and personnel resources. The Board and management have worked to reduce our financial commitments and, where necessary, rationalize certain programs through controlled spending and increased out-licensing efforts. The Company currently plans to operate within an annual burn rate of under $1.2 million. The magnitude of future spending in the Company’s programs will be dependent on: the Company’s financial resources, personnel resources, business strategies and the licensing status of our programs. We may need to increase or decrease our annual burn rate in response to such matters. MIGENIX will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained on satisfactory terms, or at all.

OUTSTANDING SHARES

There are currently 141,695,709 (October 31, 2009: 141,695,709) common shares outstanding; 29,465 convertible royalty participation units (October 31, 2009: 29,465); and 5,250,000 (October 31, 2009: 5,250,000) preferred shares outstanding.

ABOUT MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the treatment of infectious diseases. The Company's programs include drug candidates for: the treatment and prevention of hospital-acquired and other infections, the treatment of dermatological diseases, the treatment of chronic hepatitis C infections and the treatment of hepatitis B infections. MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information regarding the Company can be found at www.migenix.com.

For further information, contact Paul Brennan, chief executive officer, at (604) 221-9666.

BALANCE SHEETS Unaudited – In Thousands of Canadian dollars	October 31, 2009	April 30, 2009
Assets
Cash and cash equivalents	$87	$1,646
Short-term investments	938	487
Other current assets	246	317
Total current assets	$1,271	$2,450
Long-term investments	1	1
Property & equipment	287	588
Intangible assets	293	342
Total assets	$1,852	$3,381

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$555	$934
Current portion of government assistance repayable	29	-
Total current liabilities	$584	$934
Long term portion of government assistance repayable	199	-
Convertible royalty participation units	236	194
Preferred shares	-	-
Total liabilities	$1,019	$1,128

Shareholders’ equity
Common shares	$126,404	$126,404
Equity portion of convertible royalty participation units	4,554	4,554
Contributed surplus	9,370	9,339
Deficit	(139,495)	(138,044)
Total shareholders’ equity	$833	$2,253
Total liabilities and shareholders’ equity	$1,852	$3,381

STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT Unaudited – In Thousands of Canadian dollars (except per share amounts)	Three months ended October 31,		Six months ended October 31,
	2009	2008	2009	2008
Revenue
Research and development services	-	28	-	28
	$-	$ 28	$-	$28
Expenses
Research and development	405	1,496	698	2,546
General and corporate	209	1,269	431	2,218
Amortization	76	105	161	210
Loss on disposal/write-down of property and equipment	-	5	114	10
	$690	$2,875	$1,404	$4,984
Loss before other income (expense)	$(690)	$(2,847)	$(1,404)	$(4,956)
Accretion of convertible royalty participation units and amortization of transaction costs	(22)	(424)	(42)	(998)
Interest income	2	18	4	55
Foreign exchange gain (loss)	-	(68)	(9)	(67)
Loss and comprehensive loss for the period	$(710)	$(3,321)	$(1,451)	$(5,966)
Deficit, beginning of period	(138,785)	(140,127)	(138,044)	(137,482)
Deficit, end of period	$(139,495)	$(143,448)	$(139,495)	$(143,448)

Basic, diluted and comprehensive loss per common share	$(0.00)	$(0.03)	$(0.01)	$(0.06)
Weighted average number of common shares outstanding (000’s)	141,696	94,464	141,696	94,464

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars	Three months ended October 31		Six months ended October 31
	2009	2008	2009	2008
Loss for the period	$(710)	$(3,321)	$(1,451)	$(5,966)
Items not affecting cash:
Amortization	76	105	161	210
Loss on disposal/write-down of property and equipment	-	5	114	10
Stock-based compensation	26	149	31	330
Deferred share units compensation	-	-	-	62
Accretion of convertible royalty participation units and amortization of transaction costs	22	424	42	998
Long term portion of government assistance repayable	199	-	199	-
Changes in non-cash working capital items relating to operating activities	13	870	(167)	635
Cash used in operating activities	$(374)	$(1,768)	$(1,071)	$(3,721)

Rights offering costs	-	-	(110)	-
Cash provided by (used in) financing activities	-	-	$(110)	$-

Funds from (purchases of) short-term investments	1	-	(452)	2,975
Proceeds on disposal of equipment	57	-	75	-
Purchases of property and equipment	-	(10)	-	(15)
Cash provided by (used in) investing activities	$58	$(10)	$(377)	$2,960

(Decrease) increase in cash and cash equivalents	$(316)	$(1,778)	$(1,558)	$(761)
Cash and cash equivalents, beginning of period	403	3,638	1,645	2,621
Cash and cash equivalents, end of period	$87	$1,860	$87	$1,860

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: investigating a range of potential approval strategies for OmigardTM; seeking strategic options for the MX-2401 and celgosivir programs; terminating the celgosivir related license agreement and redeeming all the outstanding Series D preferred shares; our estimate of the probable royalties payable to holders of the convertible royalty participation units; working within an annual burn rate of under $1.2 million; the Company’s current financial resources being sufficient to fund operations into approximately the second quarter of calendar 2010; and the Company obtaining additional funds through licensing and non-dilutive financing arrangements.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our ability to assess and advance opportunities in the OmigardTM program; our ability to generate and manage licensing and other strategic opportunities in the MX-2401 and celgosivir programs; our ability to retain or engage the personnel required to advance the Company’s objectives; our ability to complete the termination of the celgosivir related license agreement; our ability to obtain additional funds through licensing and non-dilutive financing arrangements; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including:  the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.